Registration No. 333-_____
 -------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.  Pan-American Assurance Company Variable Life Separate Account
    (Exact  Name  of  Trust)

B.  Pan-American Assurance Company
    (Name  of  Depositor)

C.  Pan-American Life Center
    601 Poydras Street
    New Orleans, Louisiana 70130
    (Complete  address  of  depositor's  principal  executive  offices)

D.  Name  and  complete  address  of  agent  for  service:

    William Thiel Steen
    Vice President, General Counsel and Corporate Secretary
    Pan-American Life Insurance Company
    Corporate Legal, 12th Floor
    601 Poydras Street
    New Orleans, Louisiana 70130

    Copies  to:

    Judith A. Hasenauer
    Blazzard, Grodd & Hasenauer, P.C.
    P.O. Box 5108
    Westport, CT 06881
    (203) 226-7866

E.  Flexible Premium Adjustable Variable Life Insurance Policy

    (Title and amount of  securities  being  registered)

F. Proposed maximum aggregate offering price to the public of the securities being registered:

    Continuous  offering

G.  Amount  of  Filing  Fee:  Not  Applicable

H.  Approximate date of proposed public offering:

    As soon as practicable after the effective date of this filing.

--------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 Item   Caption in Prospectus
------------  ------------------------------
1(a)          Other Information
 (b)          The Flexible Premium Adjustable Variable Life Insurance Policy

2             Other Information - Pan-American

3             Not Applicable

4             Other Information

5             Other Information


6(a)          Not Applicable
 (b)          Not Applicable

7             Not Applicable

8             Not Applicable

9             Legal Proceedings

10            Purchases; Separate Account and Separate Account Fund Choices;
              Access to Your Cash Surrender Value

11            Separate Account and Separate Account Fund Choices

12            Separate Account and Separate Account Fund Choices

13            Expenses

14            Purchases

15            Purchases

16            Purchases; Separate Account and Separate Account Fund Choices

17            Access to Your Cash Surrender Value

18            Access to Your Cash Surrender Value

19            Reports to Owners

20            Not Applicable

21            Access to Your Cash Surrender Value

22            Not Applicable

23            Not Applicable

24            Other Information

25            Other Information - Pan-American

26            Expenses

27            Other Information - Pan-American

28            Other Information - Executive Officers and Directors

29            Other Information - Pan-American

30            Other Information - Pan-American

31            Not Applicable

32            Not Applicable

33            Not Applicable

34            Not Applicable

35            Other Information

36            Not Applicable

37            Not Applicable

38            Other Information

39            Other Information

40            Not Applicable

41            Not Applicable

42            Not Applicable

43            Not Applicable

44            Purchases

45            Separate Account and Separate Account Fund Choices; Other
              Information

46            Purchases; Access to Your Cash Surrender Value

47            Not Applicable

48            Not Applicable

49            Not Applicable

50            Not Applicable

51 Other Information; Purchases; Pan-American; The Flexible Premium Adjustable Variable Life Insurance Policy


52            Investment Options

53            Other Information

54            Not Applicable

55            Not Applicable

56            Not Applicable

57            Not Applicable

58            Not Applicable

59            Financial Statements


           FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
                                    ISSUED BY
                   PAN-AMERICAN VARIABLE LIFE SEPARATE ACCOUNT
                                       AND
                         PAN-AMERICAN ASSURANCE COMPANY

         This Prospectus describes the Flexible Premium Adjustable Variable Life
Insurance  Policy   (Policies)   offered  by  Pan-American   Assurance   Company
(Pan-American).

         The Policy is a Life Insurance Policy and has been designed to be used to create or conserve one's estate, retirement planning and other insurance needs of individuals and businesses.

         The Policy has 28 investment choices - a Fixed Account and 27 Separate Account Funds listed below.

         When you buy a Policy, to the extent you have selected Separate Account Funds, you bear the complete investment risk. Your Accumulated Value in the Policy, when based on the investment experience of the Separate Account Funds, is variable and may increase or decrease. The duration or amount of the Death Benefit may be fixed or may vary depending on the investment experience and the Death Benefit Option selected.

         You can put your Premiums into our Fixed Account and/or any of the following Separate Account Funds:

MFS Variable Insurance Trust

Advised by MFS Management, Inc.

MFS Money Market  Series - Initial Class
MFS Total Return Series
MFS Growth With Income Series
MFS Emerging Growth Series
MFS Growth Series
MFS Utilities  Series
MFS Mid Cap Growth Series

INVESCO Variable Investment Funds

Advised by Invesco Funds Group, Inc.

Invesco Blue Chip Growth Fund
Invesco Small Company Growth Fund
Invesco International Blue Chip Fund
Invesco Technology Fund
Invesco Health Sciences Fund

Invesco Financial Services Fund
Invesco Dynamics Fund (mid cap growth)
Invesco Endeavor Fund (all cap growth)

Berger Institutional Products Trust

Advised by Berger, LLC

Berger IPT - Large Cap Growth Fund
Berger IPT - Small Company Growth Fund
Berger IPT - International Fund
(sub-advised by Bank of Ireland Asset Management (U.S.), Limited)
Berger IPT - New Generation Fund (mid cap growth)

J.P. Morgan Series Trust II

Advised by J.P. Morgan Investment Management, Inc.

J.P. Morgan Bond Portfolio
J.P. Morgan U.S. Disciplined Equity Portfolio
J.P. Morgan Small Company Portfolio
J.P. Morgan International Opportunity Portfolio

Dreyfus Investment Portfolios

Advised by Founder Assets Management, LLC

Dreyfus Investment Portfolios - Founders Growth Portfolio

Dreyfus  Investment  Portfolios - Founders  Discovery  Portfolio  (small  value)
Dreyfus Investment Portfolios - Founders Passport Portfolio (small cap growth) Dreyfus Investment Portfolios - Founders International Equity Portfolio (large cap growth)

         The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Please read this Prospectus before investing and keep it on file for future reference. It contains important information about the Pan-American Flexible Premium Adjustable Variable Life Insurance Policy. The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains information regarding companies that file electronically with the Commission.

The Policies:
        o         are not bank deposits
        o         are not federally insured
        o         are not endorsed by bank or government agency
        o         are not guaranteed and may be subject to loss of principal

                                                                          Date:

                                TABLE OF CONTENTS

DEFINITIONS....................................................................6
SUMMARY  ......................................................................9
         The Flexible Premium Adjustable Variable Life Insurance Policy........9
         Purchases.............................................................9
         Investment Choices....................................................9
         Expenses .............................................................9
         Death Benefit........................................................11

         Taxes    ............................................................11
         Access to Your Cash Surrender Value..................................11
         Other Information....................................................11
PART I - THE VARIABLE LIFE INSURANCE POLICY...................................13
PURCHASES.....................................................................13
         Payment of Premiums..................................................13
         Allocation of Net Premiums...........................................14
         Grace Period.........................................................14
         Insufficient Cash Surrender Value....................................15
         Reinstatement........................................................15
         Right To Refund......................................................16
THE SEPARATE ACCOUNT AND SEPARATE ACCOUNT FUND CHOICES........................16
         Substitution and Limitations on Further Investments..................18
         Transfers............................................................18
         Telephone Transfers..................................................20
         Dollar Cost Averaging................................................20
         Asset Rebalancing....................................................20
         Accumulation Unit Values.............................................20
FIXED ACCOUNT.................................................................21
EXPENSES .....................................................................21
         Premium Expense Charges..............................................22
         Monthly Deduction ...................................................22
         The Cost of Insurance Charge.........................................22
         Cost of Insurance Rates .............................................23
         Administrative Charge................................................23
         Selection and Issue Charge...........................................23
         Asset Charge.........................................................23
         Rider Charges........................................................23
         Surrender Charges....................................................24
         Transfer Charge Expenses.............................................24
         Taxes    ............................................................24
         Separate Account Fund Expenses.......................................25
DEATH BENEFIT.................................................................26
         Change in Death Benefit Option.......................................27
         Change in Specified Amount...........................................28
TAXES    .....................................................................28
         Life Insurance in General............................................29
         Taking a Distribution From Your Policy...............................29
         Diversification......................................................29
ACCESS TO YOUR CASH SURRENDER VALUE...........................................30
         Full Surrender.......................................................30
         Effect of a Partial Surrender on Your Specified Amount...............30
LOANS    .....................................................................31
         Loan Interest (Charged)..............................................31
         Loan Interest (Credited).............................................31
         Loan Repayment.......................................................31
OTHER INFORMATION.............................................................32
         Pan-American.........................................................32
         Riders   ............................................................32
         Paid-Up Insurance....................................................33
         Optional Methods of Settlement.......................................33
         Distributors.........................................................34

         Suspension of Payments or Transfers..................................34
         Ownership............................................................34
         Beneficiary..........................................................35
         Executive Officers and Directors.....................................36
         Voting   ............................................................37
         Disregard of Voting Instructions.....................................37
         Legal Opinions.......................................................38
         Federal Tax Status...................................................38
         Reports to Owners....................................................42
         Legal Proceedings....................................................43
         Experts  ............................................................43
         Financial Statements.................................................44
APPENDIX A
         ILLUSTRATIONS OF POLICY VALUES.......................................45
APPENDIX B
         EXAMPLES OF CALCULATIONS OF SURRENDER CHARGE . . . . . . . . . . . . 48

                                   DEFINITIONS

Accumulated Value: The sum of your Policy values in the Separate Account Funds, the Fixed Account and the Loan Account.

Accumulation Unit: A unit of measure used to calculate your Accumulated Value in the Separate Account Funds.

Age: Issue Age is age nearest birthday on the Policy Date. Attained Age is the Issue Age plus the number of completed Policy Years.

Beneficiary: The person or persons named in the application or at a later date to receive the Death Benefit under the Policy or any rider(s).

Business Day: Each day that the New York Stock Exchange and We are open for business. The Separate Account will be valued each Business Day.

Cash Surrender Value:  Your Accumulated Value less any Surrender Charge.

Death Benefit: The amount used to determine the proceeds payable upon the death of the Insured.

Fixed Account: A portion of the General Account into which you can allocate Net Premiums or transfer Accumulated Values. It does not share in the investment experience of the Separate Account.

General Account: Our general investment account, which includes the Fixed Account and the Loan Account, contains our assets with the exception of the Separate Account and other segregated asset accounts.

Grace Period: The period we provide you to make a payment of a premium sufficient to cover the Monthly Deduction when your Cash Surrender Value becomes insufficient to keep your Policy in force.

Indebtedness: Unpaid Policy loans plus unpaid Policy loan interest.

Insured:  The person whose life is insured under the Policy.

Loan Account: An account established within our General Account for any amounts transferred from the Fixed Account and the Separate Account as a result of loans. The Loan Account is credited with interest and is not based on the experience of any Separate Account.

Maturity Date: The Policy Anniversary nearest the Insured's 100th birthday. If increases in the Specified Amount or other Policy charges result in multiple Maturity Dates, the Maturity Date will then be modified to be the first of all such Maturity Dates.

Monthly Anniversary Day: The same day of each month as the Policy Date for each succeeding month the Policy remains in force. If the Monthly Anniversary Day falls on a day that is not a Business Day, any Policy transaction due as of that day will be processed the first Business Day following such date.

Monthly Deduction: The amount we deduct from your Accumulated Value each month which covers some of the costs associated with your Policy.

Net Premium: We deduct a Premium Expense Charge from each Premium paid. The Net Premium is the Premium paid less the Premium Expense Charge.

Owner: The person entitled to all the ownership rights under the Policy. If Joint Owners are named, all references to you or Owner shall mean Joint Owners.

Policy: The Policy includes the basic policy, applications and any riders or endorsements.

Policy Anniversary: The same month and day as the Policy Date for each succeeding year the Policy remains in force. If the Policy Anniversary falls on a day that is not a Business Day, any Policy transaction due as of that day will be processed the first Business Day following such date.

Policy Date: The Policy Date is the day set by us from which Policy Months and Policy Anniversaries are dated.

Policy Month: The one-month period from the Policy Date to the same date of the next month, or from one Monthly Anniversary Day to the next.

Policy Year: The one year period from the Policy Date to the first Policy Anniversary or from one Policy Anniversary to the next.

Premium: A payment you make towards the Policy and that does not re-pay any Indebtedness.

Premium Expense Charge: We deduct a Premium Expense Charge from each Premium Payment. It is your Premium Payment less the Premium Expense Charge which is allocated to the Fixed Account or Separate Account.

Separate Account: A segregated asset account maintained by us in which a portion of our assets has been allocated for the Policies as well as other policies.

Separate Account Funds: Those investment options available through the Separate Account.

Specified Amount: The initial Specified Amount plus each increase to the Specified Amount and less each decrease to the Specified Amount.

We, Us, Our, and Ours:   Pan-American Assurance Company.

You, Your, and Yours:   The Owner of the Policy.

                                     SUMMARY

The Flexible Premium Adjustable Variable Life Insurance Policy: The Flexible Premium Adjustable Variable Life Insurance Policy offered by Pan-American is a contract between you, the Owner, and Pan-American, a life insurance company.

The Policy provides for life insurance coverage on the person Insured and provides for the payment of the Death Benefit to your selected Beneficiary upon the death of the Insured, which generally shall be excludable from the gross income of the Beneficiary. The Insured can be the same person as the Owner, but does not have to be.

Under the Policy, the Minimum Initial Premium is due on or before coverage under a Policy can begin. You may thereafter, subject to certain limitations, make Premium payments, in any amount and any frequency. The Policy provides an Accumulated Value, surrender rights, loan privileges and other features traditionally associated with life insurance.

The Policy can lapse (terminate without value) when the Cash Surrender Value is insufficient to cover the Monthly Deduction and a Grace Period of 65 days has expired without an adequate payment being made.

You should consult your Policy for further understanding of its terms and conditions and for any state-specific provisions and variances that may apply to your Policy.

Purchases:  You can  buy  the  Policy  by  completing  the  proper  forms.  Your
Registered Representative can help you. The Minimum Initial Premium we will accept will be computed for you with respect to the Specified Amount you have requested. In some circumstances, we may contact you for additional information regarding the Insured and may require the Insured to provide us with medical records, a physician's statement or a complete medical examination.

The Policy is a flexible premium adjustable variable life insurance policy and, unlike traditional insurance policies, there is no fixed schedule for Premium payments after the initial premium. Under most circumstances it is anticipated that you will need to make additional Premium payments, after the initial premium, to keep the Policy in force. You can arrange with us to make Planned Premium Payments.

Investment Choices: You may invest in the Fixed Account or in any or all of the Separate Account Funds which are listed in the "Separate Account and Separate Account Fund Choices" section below and which are more fully described in the prospectuses for the Separate Account Funds.

Expenses: The Policy has both insurance and investment features, and there are costs related to each that reduce the return on your investment.

We deduct a Premium Expense Charge from each Premium payment made. The Premium Expense Charge is as follows:

          Policy Years 1-20:            7.0% of all premiums
          Policy Years 21 and later:    4.0% of all premiums

We deduct a charge each month called the Monthly Deduction. The Monthly Deduction is the sum of:

               1. the Cost of Insurance Charge;
               2. the Administrative Charge;
               3. the Selection and Issue Charge; and
               4. the cost for any Policy riders.

Monthly Deductions are made as of the Policy Date and each Monthly Anniversary Day thereafter.

We deduct a Cost of Insurance Charge as part of the Monthly Deduction. The cost of insurance is determined separately for the initial Specified Amount and for all subsequent increases. It will vary depending upon the issue age (for increases in Specified Amount, it is the Attained Age as of the increase), gender and risk classification of the Insured and the duration of the segment of coverage of the Policy.

We deduct an Administrative Charge as part of the Monthly Deduction as follows:

               Policy Year 1:               $12 each month
               Policy Years 2 and later:    $10 each month

We deduct a Selection and Issue Charge as part of the Monthly Deduction which is based upon the Issue Ages (for increases in Specified Amount, it is the Attained Age as of the increase), gender and rate class of the Insured and the Specified Amount. The rate drops after the 1st and 20th Policy Years.

We may also make a deduction for any riders as part of the Monthly Deduction.

We deduct an Asset Charge from the Separate Account Funds on a daily basis. The daily rate is 1/365th of the annual rates, which are as follows:

         Policy Years 1-10:                 0.75% of the Separate Account
         Policy Years 11 and later:         0.25% of the Separate Account

When you make a surrender of some or all of your Accumulated Value, we will deduct a Surrender Charge. The Surrender Charge depends upon your initial Specified Amount (plus any increase in Specified Amount), the year of surrender, Issue Age, gender and rate class. The Surrender Charge is stated in your Policy. There is a separate Surrender Charge associated with any increase in Specified Amount.

There is also a Partial Surrender Charge that is based upon a formula but will never be less than $25.

For each transfer after 12 in a Policy Year, excluding pre-scheduled transfers, we have reserved the right to assess a transfer fee of $25.

Death Benefit: The amount of the Death Benefit depends on many factors, as explained on page 26. The actual amount payable to your Beneficiary is the Death Benefit less any Indebtedness.

At the time of application for a Policy, you designate a Beneficiary who is the person or persons who will receive the Death Benefit. You may change your Beneficiary at any time, unless you have designated an irrevocable Beneficiary. The Beneficiary does not have to be a natural person.

Taxes: Your Policy has been designed to comply with the definition of life insurance in the Internal Revenue Code. As a result, the Death Benefit paid under the Policy should generally be excludable from the gross income of the Beneficiary, however, Qualified plans are typically an exception to this. Your earnings in the Policy are not taxed until you take them out. The tax treatment of the loan proceeds and surrender proceeds will depend on whether the Policy is considered a Modified Endowment Contract (MEC) as defined in the Internal Revenue Code. Proceeds taken out of a MEC are considered to come from earnings first and are includable in taxable income. If you are younger than 59 1/2 when you take proceeds out of a MEC, you may also be subject to a 10% Federal tax penalty on the earnings withdrawn.

Access to Your Cash Surrender Value: You can terminate your Policy at any time and we will pay you the Cash Surrender Value of your Policy. After the first Policy Year, you may surrender a part of your Cash Surrender Value subject to the requirements of the Policy. When you terminate your Policy or make a Partial Surrender we will assess a Surrender Charge, and, in the case of a Partial

Surrender, a Partial Surrender Charge may be assessed.

         You can also borrow from us using your Policy as collateral.

Other Information:

Right to Examine Policy: Within 20 days (or longer if required in your state) after the Policy is received, it may be cancelled for any reason by delivering or mailing it to our Home Office or the Registered Representative through whom it was purchased. In most states, we will refund to you your Accumulated Value plus any charges we deducted from your Premium payment. This amount may be more or less than your Premium payment. If you reside in a state that requires us to refund your Premium payment, then all of your Premium payments are directed into the Fixed Account during the Right to Examine Policy Period. In these cases, at the end of the Right to Examine Policy Period, the Accumulated Value is reallocated in accordance with your Premium allocation instructions on record.

         Who should purchase this life insurance Policy? This life insurance Policy is designed for individuals and businesses that have a need for death protection but who also desire to potentially increase the values in their Policies through investment in the Separate Account Funds.

         This life insurance Policy offers individuals the ability to:

                  1.     create or conserve one's estate;
                  2.     supplement retirement income;
                  3. access Separate Account Funds through loans and surrenders.

         This life insurance Policy offers businesses the ability to:

                  1.     protect the business in the event a key employee dies;
                  2.     provide debt protection for business loans;
                  3. create a fund for employee benefits, buy-outs and future business needs.

If you currently own a variable insurance policy on the life of the Insured, you should consider whether the purchase of the Policy is appropriate.

Also, you should carefully consider whether the Policy should be used to replace an existing Policy on the life of the Insured.

Inquiries: If you need more information about buying a Policy or if you need Policy Owner service (such as to change Policy information, to inquire into Policy values or to make a loan), please contact us at our Home Office:



                         Pan-American Assurance Company
                         Pan-American Life Center
                         601 Poydras Street
                          New Orleans, Louisiana 70130
                         1-800-566-1300

         Reproposals: You can request that we prepare for you information on modifications to your Policy once it has been issued to you. These requests can be made to us at our Home Office directly by you or by your Registered Representative. We have reserved the right in the Policy to assess up to $100 to reimburse us for the costs associated with preparing such Reproposals.

                                     PART I

                       THE VARIABLE LIFE INSURANCE POLICY

The flexible premium adjustable variable life insurance policy ("Policy") is a contract between you, the Owner, and Pan-American Assurance Company ("Pan-American"), a life insurance company. The Policy provides for life insurance coverage on the person Insured and has Accumulated Values, a Death Benefit, surrender rights, loan privileges and other characteristics associated with traditional and universal life insurance. However, since the Policy is a variable life insurance policy, the Accumulated Value, to the extent invested in the Separate Account Funds, will increase or decrease depending upon the investment experience of those Separate Account Funds selected. The duration or amount of the Death Benefit may also vary based on the investment performance of the underlying Separate Account Funds. To the extent you allocated Premium or Accumulated Value to the Separate Account, you bear the investment risk. If the Cash Surrender Value less any Indebtedness is insufficient to pay the Monthly Deductions, the Policy may terminate.

Because the Policy is like traditional and universal life insurance, it provides a Death Benefit which will be paid to your named Beneficiary. Upon the death of the Insured, the Death Benefit, less any Indebtedness, is paid to your Beneficiary. The proceeds should be excludable from the gross income of the Beneficiary. The tax-free Death Benefit makes this an excellent way to accumulate money you do not think that you will use in your lifetime and is a tax-efficient way to provide for those you leave behind. If you need access to your Cash Surrender Value, you can borrow from the Policy or make a total or Partial Surrender.

You should consult your Policy for a further understanding of its terms and conditions and for any state-specific provisions and variances that may apply to your Policy.

                                    PURCHASES

Payment of Premiums

Premiums are the monies you give us to buy the Policy. The Minimum Initial Premium is the smallest initial Premium amount that you can submit to us. The Minimum Initial Premium is equal to one Minimum Monthly Premium as set forth in your Policy Schedule. The Policy will not take effect until it has been delivered and the Minimum Initial Premium has been paid prior to death and prior to any change in health as shown in the application. The Minimum Initial Premium and all other Premiums are payable at our Home Office. Receipts will be furnished upon request.

The Policy is a Flexible Premium Policy which allows you to make Premium payments in any amount and at any time, subject of course to making sufficient Premium payments to keep the Policy in force. Even though the Policy is flexible, when you apply for coverage, you can establish a schedule of Planned Premium Payments. The Planned Premium Payments are selected by you. Therefore, they will differ from Policy to Policy. You should consult your Registered Representative about your Planned Premium Payments. The amounts and frequency of Planned Premium Payments are shown in your Policy Schedule.

The Planned Premium Payment amount and frequency is selected on the application. The frequency may be quarterly, semi-annually, or annually. A monthly frequency is available only through pre-authorized check or list bill (i.e., we will not bill you more than once every three months). The Planned Premium may be changed at any time, but we reserve the right to limit increases in the Planned Premium. You will be sent reminder notices for the Planned Premium. In the event Planned Premiums are not continued, insurance coverage under the Policy and any benefits provided by rider will be continued in force. Such coverage shall continue until your Cash Surrender Value is insufficient, as described in the Grace Period section, below.

For any payment received which immediately increases the net amount at risk, we reserve the right to return the payment until the Insured receives underwriting approval from us. All Premium payments must be at least $25.

Allocation of Net Premiums

We will allocate your initial Net Premium to your Policy on the later of the Policy Date or the date we receive the Premium at our Home Office. The Policy has a provision called the Right to Examine Policy which allows you to cancel, for any reason, your Policy within 20 days (or the period required in your state) after the Policy is first received. If you reside in a state that requires us to return to you your Premium payment, then all Premium payments will be directed into the Fixed Account during the Right to Examine Policy Period. In these cases, at the end of the Right to Examine Policy Period, the Accumulated Value will be reallocated in proportion to the Premium allocation instructions on record.

Subsequent Net Premiums will be allocated according to the Premium allocation instructions on record, and you may change the Premium allocation instructions at any time by written notice in a form satisfactory to us at our Home Office. Premium allocation instructions must be at least one-percent (1%) and must be stated in whole percentages. There are currently no other restrictions, but we reserve the right to limit availability of Separate Account Fund allocations as well as allocations to the Fixed Account.

Grace Period

Your Policy will stay in effect as long as your Cash Surrender Value is considered to be sufficient. The Cash Surrender Value would be considered insufficient when the Cash Surrender Value less any Indebtedness on any Monthly Anniversary Day is not sufficient to cover the Monthly Deduction for the next month. If the Cash Surrender Value of your Policy is determined to be insufficient, we will mail you a notice. A Grace Period will be granted for the payment of a Premium sufficient to keep the Policy in force. The Grace Period will last 65 days from the Monthly Anniversary Day that the Cash Surrender Value became insufficient.

Notice of the Premium payment required to keep your Policy in force will be mailed to your last known address. If such Premium payment is not made within the Grace Period, all coverage under your Policy will terminate without value at the end of the Grace Period. If a death occurs during the Grace Period, the proceeds paid will equal the Death Benefit at the start of the Grace Period, plus any applicable benefits provided by rider, less any Indebtedness and less overdue Monthly Deductions as of the date of death.

Insufficient Cash Surrender Value

During the Minimum Premium Period (which is usually 5 years, but possibly shorter in some states and may vary by Issue Age) the Cash Surrender Value will not be considered insufficient to keep the Policy in force if the sum of the total Premiums paid to date, less all Partial Surrenders to date and less any Indebtedness, equals or exceeds the Minimum Monthly Premium (which is set for each Policy at the time of issue and which is shown on your Policy Schedule) times the number of months since the Policy Date, including the current month. In this case, the Policy will remain in effect. If there is a change in riders or in Specified Amount during the Minimum Premium Period, the minimum Premiums will be recalculated.

In other circumstances, when the Premium requirements are not met and if the Cash Surrender Value becomes insufficient, the Policy will terminate subject to the Grace Period section. Once the policy is terminated there is no coverage unless we specifically approve reinstatement.

Reinstatement

If your Policy terminates, as provided in the Grace Period section, it may be reinstated at any time within five years after the date of termination and prior to the Maturity Date. The reinstatement is subject to:

o receipt of evidence of insurability of the Insured satisfactory to us to reinstate the base Policy; and

o receipt of evidence of insurability of any person covered by any rider to reinstate the rider to the Policy; and

o    payment of a Premium sufficient to keep the Policy in force for two months;
     and

o payment or reinstatement of any Indebtedness against the Policy; and o reinstatement of the Surrender Charge that was in effect at the time of the lapse in the Policy.

The payments made to reinstate the Policy will be allocated according to the last Premium allocation instructions on record. The effective date of the reinstatement shall be the Monthly Anniversary Day on which we resume assessing the Monthly Deduction. The Policy will not be allowed to be reinstated if it has been surrendered for its full Cash Surrender Value.

Right To Refund

To receive the tax treatment accorded life insurance under Federal laws, insurance under the Policy must initially qualify and continue to qualify as life insurance under the Internal Revenue Code. To maintain qualification to the maximum extent permitted by law, we reserve the right to return Premiums you have paid which we determine will cause any coverage under the Policy to fail to qualify as life insurance under applicable tax law and any changes in applicable tax laws or will cause it to become a Modified Endowment Contract (MEC) as defined in the Internal Revenue Code. Additionally, we reserve the right to make changes in the Policy or to make distributions to the extent we determine it is necessary to continue to qualify the Policy as life insurance and to comply with applicable laws. We will provide you advance written notice of any change.

You may choose to carry the Excess MEC Premium Refund Election on your Policy. If you choose this election, we will automatically refund any Premium payment that would otherwise make the Policy a MEC as defined by I.R.C. Section 7702A. This option does not provide a comprehensive guarantee that your Policy will not become a MEC, but simply provides an automatic and more efficient mechanism for returning unintended Premiums. There are certain scenarios which could cause your Policy to become a MEC despite the presence of this election; for example, if you were to request decreases in your Specified Amount, or if the tax law were to change in the future.

However, this election serves as an additional safeguard to maintaining your Policy's life insurance status as a non-MEC policy.

If you have not elected the Excess MEC Premium Refund Election, and subsequent Premium payments will cause your Policy to become a MEC, we will NOT notify you but will allocate your premium as directed. You should consult a tax adviser for assistance in understanding the tax consequences of your Policy being categorized as a MEC. (See "Taxes" below.)

             THE SEPARATE ACCOUNT AND SEPARATE ACCOUNT FUND CHOICES

We have established a separate account, Pan-American Assurance Company Variable Life Separate Account (Separate Account) to hold the assets that underlie the Policies.

The assets of the Separate Account are being held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the Policies are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized and unrealized) resulting from those assets are credited to or charged against the Policies and not against any other policies or contracts we may issue.

The Policy offers Separate Account Funds as the underlying investment choices for the Policy.

You should read this prospectus and the accompanying prospectuses for the Separate Account Funds carefully before investing. Copies of these prospectuses will be sent to you with your Policy. Certain portfolios described in the Separate Account Fund prospectuses may not be available with your Policy. The Separate Account Fund prospectuses contain more complete information, including a description of the investment objective, policies, restrictions and risks of each Separate Account Fund. There can be no assurance that the investment objectives of these Separate Account Funds will be achieved.

Shares of the Separate Account Funds are offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which are not affiliated with us. Certain portfolios are also sold directly to qualified plans. The investment managers of the Separate Account Funds believe that offering their shares in this manner will not be disadvantageous to you.

The investment objective and policies of certain Separate Account Funds are similar to the investment objectives and policies of other mutual funds that the investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment options may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Separate Account Funds have the same advisers.

We may enter into certain arrangements under which we are reimbursed by the Separate Account Funds' advisers, distributors, and/or affiliates for the administrative services which we provide to the Separate Account Funds.

MFS VARIABLE INSURANCE TRUST

Advised by MFS Management, Inc.

MFS Money Market  Series - Initial Class
MFS Total Return Series
MFS Growth With Income Series
MFS Emerging Growth Series
MFS Growth Series
MFS Utilities  Series
MFS Mid Cap Growth Series

INVESCO VARIABLE INVESTMENT FUNDS

Advised by Invesco Funds Group, Inc.

Invesco Blue Chip  Growth  Fund
Invesco Small  Company  Growth  Fund
Invesco International  Blue Chip Fund
Invesco Technology  Fund
Invesco Health  Sciences Fund
Invesco Financial  Services  Fund
Invesco Dynamics  Fund (mid cap growth)
Invesco Endeavor Fund (all cap growth)

BERGER INSTITUTIONAL PRODUCT TRUST

Advised by Berger, LLC

Berger IPT - Large Cap Growth Fund
Berger IPT - Small Company Growth Fund
Berger IPT - International Fund
Berger IPT - New Generation Fund (mid cap growth)

J.P. MORGAN SERIES TRUST II

Advised by J.P. Morgan Investment Management, Inc.

J.P. Morgan Bond Portfolio
J.P. Morgan U.S. Disciplined Equity Portfolio
J.P. Morgan Small Company Portfolio
J.P. Morgan International Opportunities Portfolio

DREYFUS INVESTMENT PORTFOLIOS

Advised by Founder Assets Management, LLC

Dreyfus  Investment  Portfolios - Founders Growth Portfolio
Dreyfus Investment Portfolios - Founders Discovery Portfolio (small value) Dreyfus Investment Portfolios - Founders Passport Portfolio (small cap growth) Dreyfus Investment Portfolios - Founders International Equity Portfolio
(large cap growth)

Substitution and Limitations on Further Investments

We may substitute one of the Separate Account Funds you have selected with another Separate Account Fund. We will not do this without the prior approval of the Securities and Exchange Commission. We may also limit further investment in a Separate Account Fund. We will give you notice of our intention to do this.

Transfers

You can make a transfer to or from the Separate Account Funds or to or from the Fixed Account by providing us with written notice on a form acceptable to us. We have the right to terminate or modify these transfer provisions. If your state requires us to return to you your Premium in the event you exercise the Right to Examine privilege, no transfer may be made before the end of the Right to Examine Policy Period.

The following apply to any transfer:

o We reserve the right to limit the total amount of transfers from the Fixed Account. However, you will always be allowed to transfer over the course of a Policy Year the greater of $500 or 25% of the Fixed Account value as of the beginning of the Policy Year.

o We reserve the right to assess a maximum charge of $25 per transfer after the first twelve (12) transfers have been made in any Policy Year. If the charge is applicable, it will be deducted from the Separate Account Fund and from the Fixed Account from which the transfer is made on a pro-rata basis. If there are insufficient funds in those accounts, the charge will be deducted from the amount transferred. Pre-scheduled transfers will not be counted in determining the applicability of the Transfer Fee.

o The minimum amount which you can transfer is $50 or your entire value in the Separate Account Funds or Fixed Account, if it is less.

o The minimum amount you must leave in a Separate Account Fund, unless the entire amount is being transferred, is $100.

o Your right to make transfers is subject to modification, if we determine, in our sole opinion, that the exercise of the right by one or more Owners is, or would be, to the disadvantage of the other Owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by us to be to the disadvantage of other

     Owners. A modification could be applied to transfers to, or from, one or more of the Separate Account Funds and could include, but is not limited to:

        1.   the  requirement  of a minimum time period  between each  transfer;

        2. not accepting a transfer request from a party or parties acting on behalf of more than one Owner; or

        3. limiting the dollar amount that may be transferred between Separate Account Funds by an Owner at any one time. Transfers do not change the allocation instructions for future Premiums.

The following are pre-scheduled transfers, and they do not count against the twelve free transaction limit noted above:

     1.   at the end of the Right to Examine Policy Period to  re-allocate  your
          Accumulated   Value  in  accordance   with  your  premium   allocation
          instructions on record;

     2.   pursuant to the Dollar Cost Averaging Option;

     3.   pursuant to the Asset Rebalancing Option.

Telephone Transfers

You may elect to make transfers by telephone. To elect this option, you must do so in writing on a form acceptable to us and send it to our Home Office. If there are Joint Owners, unless we are instructed to the contrary, instructions will be accepted from either one of the Joint Owners. We will use reasonable procedures to confirm that all instructions communicated by telephone are genuine. We may tape record all telephone instructions.

Dollar Cost Averaging

Dollar Cost Averaging allows you to systematically transfer a set amount each period you select from a source account to any of the Separate Account Funds or the Fixed Account but not the source account. By allocating amounts on a regularly scheduled basis as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.

You must have at least $1,000 in the source account to start the program. You may select the Money Market Fund or the Fixed Account as the source account. Transfers will be done monthly, quarterly, semi-annually and annually on any date selected (1st to 28th of the month only) for any period you select. You may specify a fixed amount or a percentage to be transferred to one or more accounts.

Dollar Cost Averaging is not available simultaneously with Asset Rebalancing described below.

It is not available during the Right to Examine Policy Period if your state requires a return of Premium (see "Right to Examine Policy" above). You may terminate the program at any time. We reserve the right to change the terms of the program, or assess a fee for the program, at any time in the future.


Asset Rebalancing

Rebalancing will be done monthly, quarterly, semiannually or annually on a date selected by you (1st through 28th of the month only). This feature automatically readjusts the Accumulated Value in the Separate Account Funds requested. The current Premium allocation election will determine the percentages for rebalancing the investment portfolios.

Asset rebalancing is not available simultaneously with Dollar Cost Averaging. Asset Rebalancing is not available during the Right to Examine Policy Period, if your state requires a return of Premium. You may terminate the program at any time. We reserve the right to change the terms of the program, or to assess a fee for the program, at any time in the future.

Accumulation Unit Values

The value of your Policy that is invested in the Separate Account Funds will go up or down depending upon the investment performance of the Separate Account Fund(s) you choose. In order to keep track of the value of your Policy allocated to the Separate Account, we use a unit of measure we call an Accumulation Unit. (An Accumulation Unit works like a share of a mutual fund.)

Every Business Day we determine the value of an Accumulation Unit for each of the Separate Account Funds. The value of your contract is affected by the investment performance of the Separate Account Funds, and the deduction of charges under the Policy. The value of an Accumulation Unit may go up without limit and down as far as zero.

Initially, each Accumulation Unit Value for each account was arbitrarily set. Every Business Day, we determine the value of an Accumulation Unit for each of the Separate Account Funds by multiplying the Accumulation Unit Value for the previous period by a factor for the current period. The factor is determined by dividing the value of a Separate Account Fund share at the end of the current period (reflecting charges for taxes and credits for dividends) by the value of a Separate Account Fund share for the previous period and subtracting the Asset Charge.

We credit and deduct amounts allocated to the Separate Account by increasing or decreasing the number of Accumulation Units. The number of Accumulation Units to be credited or deducted is determined by dividing:

     1. the dollar amount credited to or deducted from the particular Separate Account Fund; by

     2. the Accumulation Unit Value for the particular Separate Account Fund at the end of the Business Day during which the allocation is made.

Accumulation Units are credited when Net Premiums are allocated or amounts are transferred into a Separate Account Fund. Accumulation Units are deducted when the Monthly Deduction or other charges are assessed or when amounts are partially surrendered or transferred out of a Separate Account Fund.

FIXED ACCOUNT

You may elect to allocate Net Premiums and Accumulated Values to our Fixed Account. The Fixed Account forms a portion of our General Account. We guarantee a minimum yield of 3 percent, compounded monthly. At our discretion, we may declare a higher crediting rate to be applied to the Fixed Account.

EXPENSES

There are charges and other expenses associated with the Policy that reduce the return on your investment in the Policy. The charges and expenses are:

Premium Expense Charges

We deduct a Premium Charge from each Premium payment that you make. The Premium Charge is as follows:

          Policy Years 1-20:            7.0% of all Premiums
          Policy Years 21 and later:    4.0% of all Premiums

The Premium Charge is to cover some of our costs incurred in selling the Policy and in issuing it, such as commissions, premium tax, Federal taxes and administrative costs.

Monthly Deduction

The initial Monthly Deduction is made on the Policy Date but does not include a Risk Charge. On each Monthly Anniversary Day we make a Monthly Deduction from the Accumulated Value of your Policy. The Monthly Deduction will be taken on a pro-rata basis from the Separate Account Funds and the Fixed Account, exclusive of the Loan Account. The Monthly Deduction is the sum of:

          1.  the Cost of Insurance Charge;
          2.  the Administrative Charge;
          3.  the Selection and Issue Charge; and

          4.  the cost for any Policy riders.

The Cost of Insurance Charge

This charge compensates us for insurance coverage provided for the month and certain other expenses. The cost of insurance is determined separately for the initial Specified Amount and for any subsequent increases.

The cost of insurance for the Insured is calculated as (a), multiplied by the result of (b) minus (c), where:

     (a) is the cost of insurance rate as described in the Cost of Insurance Rates section;

     (b)  is the  Insured's  Death Benefit at the beginning of the Policy month;
          and

     (c)  is the Accumulated Value at the beginning of the Policy month.

If the Insured's Death Benefit is Option 1 and there have been increases in the Specified Amount, then the Accumulated Value shall be considered first a part of the initial Specified Amount. If the Accumulated Value exceeds the initial Specified Amount, it shall then be considered a part of additional Specified Amount resulting from increases in the order of the increases.

Cost of Insurance Rates

The monthly cost of insurance rate is based on the gender, attained age, Policy Year and rating class at issue or date of increase of the Insured. Attained age means age nearest birthday on the prior anniversary of the original amount of insurance or each increase, as applicable. We reserve the right to adjust the monthly cost of insurance rates uniformly by class based on changing expectations. However, the cost of insurance rates will not be greater than those shown in the Table of Guaranteed Maximum Insurance Rates shown in your Policy. The guaranteed cost of insurance rates are based on the gender distinct 1980 CSO Smoker or Nonsmoker Mortality Table, Age Nearest Birthday.

Administrative Charge

We assess an Administrative Charge which is twelve dollars ($12) per month in Policy Year 1, and is ten dollars ($10) per month thereafter. This charge compensates us for some of our administrative costs.

Selection and Issue Charge


The Selection and Issue Charge is assessed upon each $1,000 of Specified Amount and is applied separately to the initial Specified Amount and to each increase in Specified Amount. The charge is based upon the age at issue of the coverage segment, gender, rate class, the Specified Amount of the coverage segment, and Policy Year of the coverage segment. This charge compensates us for costs incurred in administering features of the Policy, underwriting costs, and certain administrative costs.

Asset Charge

We assess an Asset Charge as part of the daily calculation of the Accumulation Unit Value for each Separate Account Fund which is expressed on an annual basis as 0.75% of the Separate Account during the first 10 Policy Years, and 0.25% thereafter. The daily charge is 0.002055% during the first 10 Policy Years and 0.000685% thereafter. This charge compensates us for some of our administrative expenses and mortality risks.

Rider Charges

We charge separately for some of the riders that may be attached to the Policy. We deduct any cost of these riders for a Policy Month as part of the Monthly Deduction on each Monthly Anniversary Day.

Surrender Charges

We will assess a charge against the Accumulated Value of the Policy if this Policy is surrendered within the Surrender Charge Period described in the "Access to Your Cash Surrender Value" section. This charge compensates us for certain sales and administrative expenses and financial risks. There is an example of how the Surrender Charges work in Appendix B to this Prospectus.

If there is an increase in the Specified Amount, additional Surrender Charges will apply to the amount of the increase. These additional Surrender Charges apply for a Surrender Charge Period following the increase in Specified Amount which appears on the Policy contract amendment that places the increase in effect.

If you make a Partial Surrender, a Partial Surrender Charge will be deducted from the Accumulated Value equal to the greater of: $25 or (a) multiplied by the ratio, not to exceed 1, of (b) minus (c), all divided by (d), where:

     (a)  is the Surrender Charge;

     (b) is the sum of the Partial Surrender amount and all previous Partial Surrenders;

     (c) is the Exclusion percentage, shown on the Policy Schedule, multiplied by the Cash Surrender Value; and

     (d)  is the Cash Surrender Value.

This charge will always be at least $25. After the Partial Surrender is made, the Surrender Charge will be reduced by the Partial Surrender Charge. Once the Surrender Charge is reduced below $25, a fee of $25 will be deducted from any future Partial Surrender amount.

Transfer Charge Expenses

We reserve the right to assess a maximum transfer charge of $25.00 per transfer after the first twelve (12) transfers have been made. This charge compensates us for some of the costs associated with processing a transfer.

Pre-scheduled transfers, which include those made pursuant to the Dollar Cost Averaging Option, the Asset Rebalancing Option, and the Right to Examine Policy Period, as set forth in the "Transfers" section, will not count towards the limitation to twelve free transfers.

Taxes

We reserve the right to deduct any taxes levied by any governmental entity which, at our sole discretion, are determined to have resulted from the administration of the Policy.

Separate Account Fund Expenses

The annual expenses of the Separate Account Funds for the year ending December 31, 2000, below are based on the date provided by the respective Fund Groups. We have not independently verified such data. Future expenses may be greater or less than those shown.


         Fund Expenses: (as a percentage of the average daily net assets of a Fund)*

                                               Management    Distribution    Other        Total     Fee Waiver        Net
                                                 Fees         Fees (12b-1)   Expenses    Expenses  Reimbursement     Expenses
Category          Trust Name

Money Market      MFS Money Market
                     Series - Initial Class

Bond              J.P. Morgan
                     Bond Portfolio


Balanced          MFS Total Return Series
                  Invesco Balanced Fund
                  Invesco Total Return Fund

Large Blend       MFS Growth w/Income
                     Series

Large Growth      MFS Emerging Growth
                     Series
                  MFS Growth Series
                  Invesco Blue Chip Growth
                     Fund
                  Berger IPT - Large Cap
                     Growth Fund

Large Value       J.P. Morgan U.S. Disciplined
                     Equity Portfolio
                  Dreyfus Investment Portfolios -
                     Founders Growth Portfolio

Small Growth      Berger IPT Small Company
                     Growth Fund
                  Invesco Small Company Growth
                     Fund





Small Value       Dreyfus Investment Portfolios -
                     Founders Discovery Portfolio

World Stock       J.P. Morgan Small Company
                     Portfolio
                  J.P. Morgan International
                     Opportunities Portfolio
                  Invesco International Blue Chip
                     Fund

Foreign Stock     Dreyfus Investment Portfolios -
                     Founders Passport Portfolio
                  Dreyfus Investment Portfolios -
                     Founders International Equity
                     Portfolio
                  Berger IPT International Fund

Specialty Funds   MFS Utilities Series
                  Invesco Technology Fund
                  Invesco Health Sciences Fund
                  Invesco Financial Services Fund

Mid Cap Growth    Invesco Dynamics Fund
                  MFS Mid Cap Growth Series
                  Berger IPT - New Generation
                     Fund

All Cap Growth    Invesco Endeavor Fund

*Expenses and any applicable footnotes to be filed by amendment.

                                  DEATH BENEFIT

The primary purpose of the Policy is to provide Death Benefit protection on the life of the Insured. While the Policy is in force, if the Insured dies, the Beneficiary will receive the Death Benefit less any Indebtedness.

The amount of the Death Benefit depends upon:

1.   the Specified Amount;

2.   the Death Benefit Option in effect at the time of death;

3. under some circumstances, the Policy's Accumulated Value or the Premiums paid less Partial Surrenders on the date of the Insured's death; and

4.   under some circumstances, your Attained Age.

The Policy provides two Death Benefit Options:

1. Option 1; the Death Benefit includes the Accumulated Value - The Death Benefit is the Specified Amount and the Death Benefit remains level.

2. Option 2; the Death Benefit is in addition to the Accumulated Value - The Death Benefit at any time shall be equal to the Accumulated Value plus the Specified Amount.

If the Death Benefit calculated above is less than the Accumulated Value multiplied by the applicable percentage set forth below, then the Death Benefit is increased to the Accumulated Value multiplied by the applicable percentage.


The applicable percentage is a percentage that is based on the attained Age of the Insured on the Policy Date plus the number of completed Policy Years on the date that the Death Benefit is to be determined and is equal to the following:


         Attained              Corridor         Attained            Corridor
         Age                   Percentage         Age               Percentage


         0-40                  250%                    60              130%
         41                    243%                    61              128%
         42                    236%                    62              126%
         43                    229%                    63              124%
         44                    222%                    64              122%
         45                    215%                    65              120%
         46                    209%                    66              119%
         47                    203%                    67              118%
         48                    197%                    68              117%
         49                    191%                    69              116%
         50                    185%                    70              115%
         51                    178%                    71              113%
         52                    171%                    72              111%
         53                    164%                    73              109%
         54                    157%                    74              107%
         55                    150%                  75-90             105%
         56                    146%                    91              104%
         57                    142%                    92              103%
         58                    138%                    93              102%
         59                    134%                    94              101%
                                                     95-100            100%

Change in Death Benefit Option

After the first Policy Year, you may, by written request, change between Death Benefit Options 1 and 2, subject to the following:

         1.       If the  change is from  Option 1 to  Option  2, the  Specified
                  Amount after such change shall be equal to the Specified Amount prior to such change less the Accumulated Value on the date of change.
         2.       If the  change is from  Option 2 to  Option  1, the  Specified
                  Amount after such change shall be equal to the Specified Amount prior to such a change plus the Accumulated Value on the date of the change.

Change in Specified Amount

After the first Policy Year, you may, by written request, change the Specified Amount of the Policy, subject to the following:

1.   In no event  shall the Death  Benefit  be less than the  percentage  of the

     Policy's Accumulated Value as shown in your Policy.

2.   Any decrease shall reduce insurance in the following order:

      o    against insurance provided by the most recent increase;

      o    against  the  next  most  recent  increases  successively;  and

      o    against insurance provided under the original application.

3. A charge will be made against the Accumulated Value if the decrease occurs during the first five (5) Policy Years or within five (5) years after an increase. The charge will be a portion of the Surrender Charge. The charge will apply to Surrender Charges for increases and the original amount of insurance in the same order as the reduction in insurance mentioned in (b) above. The remaining Surrender Charge will be equal to the previous Surrender Charge less the charge assessed because of the decrease. There may be a recalculation of the minimum premium as a result of the charge.

4. The Specified Amount in effect after any requested decrease must be at least as large as the Minimum Specified Amount shown on your Policy Schedule.

5. Any request for an increase must be applied for on a supplemental application. Such increase shall be subject to evidence of insurability satisfactory to us. An increase shall also be subject to the sufficiency of the Cash Surrender Value, less any Indebtedness, to cover the next Monthly Deduction. Any increase will become effective on the effective date shown on the Policy Schedule or the Policy contract amendment. For each increase in Specified Amount, there is a corresponding schedule of Surrender Charges which applies to that increase for a Surrender Charge Period stated in the Policy contract amendment.

TAXES

Note: We have prepared the following information on Federal income taxes as a general discussion of the subject. It is not intended as tax advice. You should consult your tax adviser about your own circumstances. We have included an additional discussion regarding taxes under the section "More Information."

Life Insurance in General

Life insurance, such as this Policy, is a means of providing for death protection and setting aside money for future needs. Congress recognizes the importance of such planning and provides special rules in the Internal Revenue Code (Code) for life insurance.

Simply stated, these rules provide that you will not be taxed on the earnings on the Cash Surrender Value held in your life insurance Policy until you access your Cash Surrender Value. Beneficiaries generally are not taxed when they receive the death proceeds upon the death of the Insured. However, estate taxes may apply, and Qualified plans are typically an exception to this.

Taking a Distribution from Your Policy

You, as the Owner, will not be taxed on increases in the value of your Policy until a distribution occurs either as a surrender or as a loan. If your Policy is a MEC, any loans or surrenders from the Policy will be treated as first coming from earnings and then from your investment in the Policy. Consequently, these distributed earnings are included in taxable income.

The Code also provides that any amount received from a MEC which is included in income may be subject to a 10% penalty. The penalty will not apply if the income received is:

1.   paid on or after the taxpayer reaches age 59 1/2;

2. paid if the taxpayer becomes totally disabled (as that term is defined in the Code); or

3. in a series of substantially equal payments made annually (or more frequently) for the life or life expectancy of the taxpayer.

If your Policy is not a MEC, any surrender proceeds will be treated first as a recovery of the investment in the Policy and to that extent will not be included in taxable income. Furthermore, any loan will be treated as Indebtedness under the Policy and not as a taxable distribution. See "Federal Tax Status" in the section "More Information" for more details including an explanation of whether your Policy is a MEC.

Diversification

The Code provides that the underlying investments for a variable life Policy must satisfy certain diversification requirements in order for the Policy to be treated as a life insurance contract. We believe that the portfolios are being managed so as to comply with such requirements.

Under current Federal tax law, it is unclear as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not us, would be considered the owner of the shares of the portfolios. If you are considered the owner of the investments, it will result in the loss of the favorable tax treatment for the Policy. It is unknown to what extent owners are permitted to select portfolios, to make transfers among the portfolios or the number and type of portfolios from which owners may select without being considered the owner of the shares. If guidance from the Internal Revenue Service is provided which is considered a new position, the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the Owner of the Policy, could be treated as the owner of the portfolios. Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.

ACCESS TO YOUR CASH SURRENDER VALUE

Full Surrender

You may make a full surrender of your Policy at any time during the lifetime of the Insured upon written request by you to us. The amount payable on surrender of the Policy is the Accumulated Value, less any Indebtedness, as of the close of business on the Business Day of surrender, less any Surrender Charge. The amount may be paid as a lump sum or under an elected optional Method of Settlement described below. We reserve the right to defer payments according to the "Suspension of Payments or Transfers" section described below. If the Policy is surrendered, coverage is terminated as of the date of surrender.

You may make a Partial Surrender at any time after the first Policy Anniversary and during the lifetime of the Insured, by your request. There is no minimum Partial Surrender amount. The maximum surrender amount is an amount not to exceed the current Cash Surrender Value, less any Indebtedness. When you make a Partial Surrender, the amount of the Partial Surrender will be deducted from the Accumulated Value. The deduction will be made from the Separate Account Funds and the Fixed Account in proportion to your Accumulated Value in each account, unless you request that the deductions be made from specific Separate Account Funds. You are restricted to no more than two (2) Partial Surrenders in any Policy Year.

Effect of a Partial Surrender on Your Specified Amount

Under Death Benefit Option 1 (as discussed in the Death Benefits section above), the Specified Amount will be reduced by the amount surrendered plus any Surrender Charge. The remaining Specified Amount must be at least equal to the Minimum Specified Amount shown on the Policy Schedule of the Contract. The Partial Surrender will reduce insurance in the same order as shown in the Change in the Specified Amount section for the decrease in Specified Amount. The Specified Amount is not reduced for Option 2.

LOANS

You may obtain a loan at any time after the first Policy Anniversary while your Policy is in force. There is no minimum loan amount. The amount of any loan with interest to the next Policy Anniversary may not exceed the Cash Surrender Value, less any Indebtedness, as of the date of the Policy loan. A loan will only be made upon the proper assignment of your Policy to us with the Policy as the sole security for the loan. If your total Indebtedness under the Policy exceeds the Cash Surrender Value, the Policy may terminate without value and, as a result, there may be Federal tax consequences.

Loan Interest (Charged)

The loan interest rate charged is currently 8%. However, we reserve the right to adjust the rate charged if it would be tax advantageous to the majority of Policyholders to do so.

Loan interest is due in arrears on each Policy Anniversary or when the loan is repaid, if earlier. If loan interest is not paid when due, that amount is added to your loan. We will make a transfer from the Separate Account and the Fixed Account into the Loan Account as collateral for the interest due. The amount transferred is the amount by which the interest due exceeds the interest that has been credited to the Loan Account. The transfer is made pro-rata from the Separate Account Funds and the Fixed Account based on your amounts in each of these accounts.

Loan Interest (Credited)

We will credit interest to the Loan Account on a daily basis. There will be two credited rates. The standard portion of a loan will have a credited rate no less than the rate charged for Indebtedness less 2.00%. The preferred portion will have a credited rate no less than the rate charged for Indebtedness less 0.00%. The rate charged for Indebtedness is 8.00%, as described above.

In Policy Years 1 through 5, we will apply the standard rate to the entire Loan Account. In Policy Years 6 through 10, we will apply the preferred rate to the value in the Loan Account up to 10% of the Accumulated Value. For the amount in excess of 10% of the Accumulated Value, we will apply the standard rate. In Policy Years 11 and later, we will apply the preferred rate to the entire Loan Account.

Loan Repayment

A loan may be repaid in full or in part at any time while the Policy is in force and the Insured is alive. When you repay part or all of a loan, we will transfer an amount equal to the amount you repay from the Loan Account to the Separate Account and Fixed Account based on the Premium allocation instructions on record.

If you make a Premium payment which exceeds your Planned Premium Payment, and your Policy has an outstanding loan balance, the payment will be divided into two parts. The portion of the payment equal to the Planned Premium Payment will be applied as a Premium payment. The portion of the payment in excess of the Planned Premium Payment will be applied toward the repayment of your loan.

OTHER INFORMATION

Pan-American

Pan-American Assurance Company ("Pan-American" or the "Company"), 601 Poydras Street, P.O. Box 60219, New Orleans, LA 70130-0219 was incorporated on May 18, 1981, under the laws of the state of Louisiana. Pan-American is licensed to do business in the District of Columbia, Puerto Rico, and all states except Alaska, Idaho, Iowa, Maine, Massachusetts, New Hampshire, New York, Rhode Island, South Dakota, Vermont, and Wyoming.

Riders

There are a number of riders that are available in conjunction  with the Policy.
Some  riders  may  not  be  available  in  your  state.   Ask  your   Registered
Representative for information on availability.

         Terminal Illness Accelerated Benefit Rider. If the Insured is terminally ill, and you have elected the Terminal Illness Accelerated Benefit rider, we will pre-pay a portion of the Death Benefit. You can only elect to have a distribution made one time under the rider. There is no monthly charge for this rider, but there is a charge upon acceleration.

You can choose an amount which is equal to the lesser of $250,000 or 50% of the then determined Death Benefit, less any outstanding Indebtedness. This Benefit is paid to the Owner in a lump sum or under one of the Settlement Options described below.

The amount of the Terminal Illness Accelerated Benefit is accumulated at the loan interest rate and is deducted from the Death Benefit paid and the amount available for loans and withdrawals.

The receipt of a Terminal Illness Accelerated Benefit amount may adversely affect the recipient's eligibility for Medicaid or other governmental benefits or entitlements.

         Additional Insured Rider. You can elect term insurance on the life of the insured or another insured. If you have elected this rider, we will pay the Additional Insured Amount upon proof that the additional insured died during the term period. The proceeds will be paid to the beneficiary of the rider. There is a charge for this rider shown on your Policy Schedule.

         Dependent Children Insurance Rider. You can elect term insurance on your dependent children. We will pay the dependent child's benefit upon proof that a dependent child died before the dependent child's 25th birthday and termination of the rider. The benefit is reduced for younger ages, as described in the rider. There is a charge for this rider shown on your Policy Schedule.

         Disability Benefit Payment Rider. If you elect this rider we will provide one of the following after the Insured's total disability has continued for 6 consecutive months and a claim for total disability has been approved by us.

         1. If total disability starts before age 60, we will credit the disability benefit amount to the value of the Policy on each Monthly Anniversary Day, as shown on your Policy Schedule, while total disability continues.

         2. If total disability starts on or after age 60 but before age 65, we will credit the disability benefit amount to the value of the policy on each Monthly Anniversary Day prior to age 70 while total disability continues.

There is a charge for this rider shown on your Policy Schedule.

         Guaranteed Insurability Rider. If you elect this rider, we will increase the Specified Amount in your Policy, subject to the terms of the rider. No evidence of insurability will be required. There is a charge for this rider shown on your Policy Schedule.

Paid-Up Insurance

 At any time after the Right to Examine Policy Period, the Owner may request that the Policy be converted into reduced paid-up insurance. Once the Policy is converted, there is no further investment in the Separate Account. The election of paid-up insurance is a permanent one. The paid-up insurance is payable on the same conditions as the Insured's Death Benefit, but for a reduced amount. The reduced amount is the amount the Cash Surrender Value, less any Indebtedness, will buy as a single Premium at the attained age of the Insured. The Cash Surrender Value of the paid-up insurance is based on the gender distinct 1980 CSO Smoker or Nonsmoker Mortality Table, Age Nearest Birthday, and interest at 3%.

Optional Methods of Settlement

Any proceeds payable under the Policy will be paid in one sum unless otherwise elected. The following Settlement Options are available:

         1.       Proceeds left at interest;
         2.       Payments for a Fixed Period;
         3.       Payments for a Fixed Amount;
         4.       Life Income Payments.

Distributors


The Policy is sold by licensed insurance agents, where the Policy may be lawfully sold, who are Registered Representatives of broker- dealers which are registered under the Securities Act of 1934 and are members of the National Association of Securities Dealers, Inc.

     Pan-American Financial Services, Inc. serves as the distributor for the Policies. Pan-American Financial Services, Inc. is located at Pan-American Life Center, 601 Poydras Street, New Orleans, LA 70130. Registered Representatives will be paid commissions upon the sale of the Policy.

Suspension of Payments or Transfers

We may be required to suspend or postpone any payments or transfers involving a Separate Account Fund when:

1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2.   trading on the New York Stock Exchange is restricted;

3.   an emergency exists as a result of which disposal of shares of the Separate
     Account  Funds  is  not  reasonably   practicable  or  Pan-American  cannot
     reasonably value the shares of the Separate Account Funds; or

4. the Securities and Exchange Commission, by order, so permits for the protection of Owners.

We may defer the portion of any transfer, amount payable or surrender, or Policy loan from the Fixed Account for not more than six months.

Ownership

         Control of Policy. The Owner shall be as shown in the application or subsequent written endorsement. Subject to the rights of any irrevocable Beneficiary and any assignee of record with us, all rights, options, and privileges belong to:

1.   you, if living; otherwise

2.   any contingent Owner or Owners, if living; otherwise

3.   the Insured.

We reserve the right to require the Policy for endorsement of any assignment, loan, change of Beneficiary or ownership designation, surrender, amendment or modification.

Consistent with the terms of the Beneficiary designation and any assignment during the Insured's lifetime, you may:

1.   assign or surrender your Policy;

2.   make or repay a loan;

3.   amend or modify your Policy with our consent; and

4. exercise any right, receive any benefit, and enjoy any privilege provided in the Policy.

If the Policy is owned jointly by two or more parties, all transactions require the signature, consent or other necessary requirements of all such parties. However, telephone transfers and Premium allocation instructions will be accepted from any Owner unless otherwise directed.

     Assignment. An assignment will be accepted by us only if it is made in writing and filed with us at our Home Office. Assignments may require that the form be executed before a notary. Assignments require the consent of any irrevocable Beneficiary.

Beneficiary

         Designation. The application contains the Beneficiary(ies) and their designated class. Any payments made to the Beneficiary(ies) will be made according to their class. When there is more than one Beneficiary of the same class, payments will be shared equally among them unless otherwise stated.

         Death of a Beneficiary. If a Beneficiary dies before the Insured, the payments will be made to:

         1.       any Beneficiary(ies) of that class, if living; otherwise
         2.       any Beneficiary(ies) of the next class, if living; otherwise
         3.       the Owner, if living; otherwise
         4.       the estate of the Owner.

If a Beneficiary dies within 15 days after the Insured but before proof of the Insured's death is received by us, payments will be made as though the Beneficiary had died before the Insured.

         Change of Beneficiary. You may change any Beneficiary at any time during the Insured's lifetime unless otherwise provided in the previous designation. The new designation must be made by a signed notice in satisfactory form to our Home Office. The change will take effect on the date the notice was signed subject to any action taken by us before recording the change.


                        Executive Officers and Directors

                                                     Position(s)
                                                     Held With               Principal Occupations During
Name and Address                        Age          Pan-American            Past Five Years


George Frank Purvis, Jr.                86           Senior                  President-Chairman Emeritus,
Pan-American Assurance Company                       Vice                    Pan-American Life Insurance Company
Pan-American Life Center                             President               From 2/80 - 1/99; Chairman, Chief
Executive Office, 28th Floor                                                 Executive Officer, Pan-American Life
601 Poydras Street                                                           Life Insurance Company from 1974 - 1980
New Orleans, Louisiana 70130


Jan Sheridan Jobe                       50           President,              Director, President, Chief Executive
Pan-American Life Center                             Chief                   Officer, Pan-American Life Insurance
Executive Office, 28th Floor                         Executive               Company from 8/99 - present;
601 Poydras Street                                   Officer                 Director, President, Chief Operating Officer,
New Orleans, Louisiana 70130                                                 Pan-American Life Insurance Company from 1/99 - 8/99;
                                                                             President, Principal International, Principal
                                                                             Financial Group from 1990 - 1/99;
                                                                             Vice President of Group and Pension Sales, Principal
                                                                             Financial Group from 1980 - 1990

Luis Isidro Ingles, Jr.                 58           Vice                    Senior Vice President,  Investments and Treasurer,
Pan-American Assurance Company                       President               Pan-American Life Insurance Company from 1993 - present
Pan-American Life Center                             Investments             Vice President, Securities, Pan-American Life
Executive Office, 28th Floor                         and                     Insurance Company from 1980 - 1993; Second Vice
601 Poydras Street                                   Treasurer               President, Securities, Pan-American Life
New Orleans, Louisiana 70130                                                 Insurance Company from 1975 - 1980



Peggy Boudreaux Scott                   49           Vice                    Senior Vice President, Chief Financial Officer, Pan-
Pan-American Assurance Company                       President               American Assurance Company from 8/96-present; Executive
Pan-American Life Center                             Chief                   Vice President and Chief Financial Officer, Norvant
Executive Office, 28th Floor                         Financial               Health, Inc., Winston-Salem, NC; Board of Directors,
601 Poydras Street                                   Officer                 Partners  Health Plan, Winston-Salem, NC; Board of
New Orleans, Louisiana 70130                                                 Directors, Medical Diagnostic Services, Inc., Baton
                                                                             Rouge, LA from 1998 - 1999



William Thiel Steen                     50           Vice                    Senior Vice President, General Counsel and Corporate
Pan-American Assurance Company                       President,              Secretary, Pan-American Life Insurance Company from
Pan-American Life Center                             General                 8/96 - present; Vice  President, Associate
Corporate Legal, 12th Floor                          Counsel and             General Counsel, Pan-American Life Insurance Company
601 Poydras Street                                   Corporate               from 1993 - 1996; Second Vice President, Associate
New Orleans, Louisiana 70130                         Secretary               General Counsel, Taxation, Pan-American Life Insurance
                                                                             Company from 1983 - 1993





Edward James Ray III                    53           Vice                    Senior Vice President,  Operations and Chief Actuary,
Pan-American Assurance Company                       President,              Pan-American Life Insurance Company from 4/99- present;
Pan-American Life Center                             Operations              Senior Vice President, Technical Services, Pan-American
Executive Office, 14th Floor                         and Chief               Life Insurance Company from 1994 -1999; Vice President,
601 Poydras Street                                   Actuary                 Actuary, Pan-American Life Insurance Company from
New Orleans, Louisiana 70130                                                 1978 - 1994



Andrew Mark Erman                       31           Vice                    Vice President and Actuary, Pan-American Life
Pan-American Assurance Company                       President               Insurance Company from 8/00 - present; Director,
Pan-American Life Center                             and                     ING from 6/96 - 8/00
Entrepreneurial Team, 12th Floor                     Actuary
601 Poydras Street
New Orleans, Louisiana 70130

Voting

Pursuant to our view of present applicable law, we will vote the shares of the Separate Account Funds at special meetings of shareholders in accordance with instructions received from all Owners having a voting interest. We will vote shares for which we have not received instructions and any shares that are ours in the same proportion as the shares for which we have received instructions.

If the Investment Company Act of 1940 or any regulation thereunder is amended or if the present interpretation of the Act changes so as to permit us to vote the shares in our own right, we may elect to do so.

Disregard of Voting Instructions

We may, when required to do so by state insurance authorities, vote shares of the Separate Account Funds without regard to instructions from Owners. We will do this if such instructions would require the shares to be voted to cause a Separate Account Fund to make, or refrain from making, investments which would result in changes in the sub-classification or investment objectives of the Separate Account Fund. We may also disapprove changes in the investment policy initiated by Owners or trustees/directors of the Separate Account Funds, if such disapproval:

1. is reasonable and is based on a good faith determination by us that the change would violate state or Federal law;

2. results from a change which would not be consistent with the investment objectives of the Separate Account Fund; or

3. varies from the general quality and nature of investments and investment techniques used by others with similar investment objectives underlying other variable contracts offered by us or of an affiliated company.

In the event we do disregard voting instructions, a summary of this action and the reasons for such action will be included in the next semi-annual report to Owners.

Legal Opinions

Blazzard, Grodd & Hasenauer, P.C. of Westport, Connecticut and Fort Lauderdale, Florida has provided advice on certain matters relating to the Federal securities and income tax laws in connection with the Policies.

Federal Tax Status

Note: The following description is based upon our understanding of current Federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe that the policies to be issued will qualify as "life insurance contracts" under
Section 7702. We do not guarantee the tax status of the Policies. Purchasers bear the complete risk that the Policies may not be treated as "life insurance" under Federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this Prospectus may be applicable in certain situations.

Introduction. The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon our understanding of current Federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current Federal income tax laws or of the current interpretations by the Internal Revenue Service.

We are taxed as a life insurance company under the Code. For Federal income tax purposes, the Separate Account is not a separate entity from us and its operations form a part of us.

Diversification. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Policy as a life insurance contract would result in imposition of Federal income tax to the Owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. The Code contains a safe harbor provision which provides that life insurance policies, such as these Policies, will meet the diversification requirements if, as of the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies. There is an exception for securities issued by the U.S. Treasury in connection with variable life insurance policies.

On March 2, 1989,  the  Treasury  Department  issued  regulations  (Treas.  Reg.
Section 1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Policies. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (i) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (ii) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (iii) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (iv) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of these Regulations, all securities of the same issuer are treated as a single investment. The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer." We intend that each portfolio underlying the Policies will be managed by the investment managers in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which owner control of the investments of the Separate Account will cause the owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered the owner of the assets of the Separate Account.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively, resulting in you being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.

Tax Treatment of the Policy. The Policy has been designed to comply with the definition of "life insurance" contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires the use of reasonable mortality and other expense charges. In establishing these charges, we have relied on the interim guidance provided in IRS Notice 88-128 and proposed regulations issued on July 5, 1991. Currently, there is even less guidance as to a policy issued on a substandard risk basis and thus it is even less clear whether a policy issued on such basis would meet the requirements of Section 7702 of the Code.

While we have attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with our interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult your own tax advisers with respect to the tax consequences of purchasing the Policy.

Policy Proceeds. The tax treatment accorded to loan proceeds and/or surrender payments from the Policies will depend on whether the Policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, we believe that the Policy should receive the same Federal income tax treatment as any other type of life insurance. As such, the Death Benefit thereunder is generally excludable from the gross income of the Beneficiary subject to the provisions of
Section 101(a) of the Code; however, Qualified plans are typically an exception to this. Also, you are not deemed to be in constructive receipt of the Cash Surrender Value under a Policy, including increments thereon, until there is a distribution of such amounts.

Federal, state and local, estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each Owner or Beneficiary.

Tax Treatment of Loans and Surrenders. Section 7702A of the Code sets forth the rules for determining when a life insurance policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A policy fails to meet the 7-pay test when the cumulative amount paid under the policy at any time during the first 7 policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven policy years; or (2) the crediting of interest or other earnings (including policyholder dividends) with respect to such premiums.

Furthermore, any policy received in exchange for a policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance policy entered into before June 21, 1988 for the policy will not cause the policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each Policy.

If the Policy is classified as a MEC, then surrenders and/or loan proceeds are taxable to the extent of income in the Policy. Such distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Loan proceeds and/or surrender payments, including those resulting from the lapse of the Policy, may also be subject to an additional 10% Federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which are part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his Beneficiary.

If a Policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the Policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the Policy within the first fifteen years after the Policy is issued in order to comply with Section 7702, such distribution may, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the Policy.

Any loans from a policy which is not classified as a MEC will be treated as Indebtedness of the owner and not a distribution. Upon complete surrender or lapse of the policy, if the amount received plus loan indebtedness exceeds the total premiums paid that are not treated as previously surrendered by the policy owner, the excess generally will be treated as ordinary income.

Personal interest payable on a loan under a policy owned by an individual is generally not deductible. Furthermore, no deduction will be allowed for interest on loans under policies covering the life of any employee or officer of the taxpayer or any person financially interested in the business carried on by the taxpayer to the extent the indebtedness for such employee, officer or financially interested person exceeds $50,000. The deductibility of interest payable on policy loans may be subject to further rules and limitations under Sections 163 and 264 of the Code.

Policy Owners should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any Policy.

Tax Treatment of Settlement Options. Under the Code, a portion of the settlement option payments which are in excess of the death benefit proceeds are included in the beneficiary's taxable income. Under a settlement option payable for the lifetime of the beneficiary, the death benefit proceeds are divided by the beneficiary's life expectancy and proceeds received in excess of these prorated amounts are included in taxable income. The value of the death benefit proceeds is reduced by the value of any period certain or refund guarantee. Under a fixed payment or fixed period option, the death benefit proceeds are prorated by dividing the proceeds over the payment period under the option. Any payments in excess of the prorated amount will be included in taxable income.

Multiple Policies. The Code further provides that multiple MECs which are issued within a calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of contracts. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

Tax Treatment of Assignments. An assignment of a Policy or the change of ownership of a Policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the Owner of your Policy.

Qualified Plans. The Policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex, you should not do so until you have consulted a competent Qualified Plans consultant.

Income Tax Withholding. All distributions or the portion thereof which is includible in gross income of the Policy Owner are subject to Federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, if withholding and estimated tax payments are insufficient.

Reports to Owners

We will at a minimum send to each Owner semi-annual and annual reports of the Separate Account Funds. Following each Policy Anniversary, an annual statement will be sent to each Owner. We may elect to send these more often. The statement will show:

         1.       the current amount of Death Benefit payable under the Policy;
         2.       the current Accumulated Value;
         3.       the current Cash Surrender Value;
         4.       current Loans; and
         5.       all transactions previously confirmed.

The statement will also show Premiums paid and all charges deducted during the Policy Year.

Confirmations will be mailed to Policy Owners within seven days of the transaction of:

o    the receipt of Premium;

o    any transfer to or from any of the Separate Account Funds;

o    any loan, interest repayment, or loan repayment;

o    any surrender;

o    exercise of the Right to Examine Policy privilege; and

o    payment of the Death Benefit under the Policy.

Upon request you are entitled to a receipt of Premium payment.

Legal Proceedings

There are no legal proceedings to which the Separate Account or the Distributor are a party or to which the assets of the Separate Accounts are subject. We are not involved in any litigation that is of material importance in relation to our total assets or that relates to the Separate Account.

Experts

The statutory basis financial statements of Pan-American Assurance Company of and for the years ended December 31, 2000 and 1999 included in this Prospectus herein have been audited by , independent auditors, as stated in their report appearing herein.

There are no financial statements for the Separate Account because as of the date of this Prospectus, the Separate Account had not yet commenced operations.

Actuarial matters included in the Prospectus have been examined by _________, whose opinion is filed as an exhibit to the registration statement.

Financial Statements

Our financial statements included herein should be considered only as bearing upon our ability to meet our obligations under the Policies.

APPENDIX A
ILLUSTRATIONS OF POLICY VALUES

The following tables have been prepared to illustrate hypothetically how certain values under a Policy change with investment performance over an extended period of time. The tables illustrate how Accumulated Values, Cash Surrender Values and Death Benefits under a Policy covering an insured of a given age on the Policy Date, would vary over time if the Planned Premiums were paid annually and the return on the assets in each portfolio were an assumed uniform gross annual rate of 0%, ___ and ___. The values would be different from those shown if the returns averaged ___, but fluctuated over and under those averages throughout the years shown. The tables also show Planned Premiums accumulated at 5% interest compounded annually. The hypothetical investment rates of return are illustrative only and should not be considered a representation of past or future investment rates of return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return illustrated and will depend on a number of factors including the investment allocations you make and prevailing rates. These illustrations assume that the

Premiums are allocated equally among the Separate Account Funds available under the Policy, and that no amounts are allocated to the Fixed Account.

The illustrations reflect the fact that the net investment returns on the assets held in the Separate Account Funds is lower than the gross after tax return of the selected underlying Portfolios. The tables assume a simple arithmetic average annual expense ratio of ___ of the average daily net assets of the portfolios available. The tables also assumes that the waivers and/or reimbursements, if any, for the available portfolios will continue for the periods shown.

The illustrations also reflect the deduction of the Premium Expense and Monthly Deduction for the hypothetical Insured. The Surrender Charge is reflected in the Cash Surrender Value column. Our current cost of insurance charges and the guaranteed maximum cost of insurance charges that we have a contractual right to charge are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for Federal or state income taxes are currently made against the Separate Account and assume no loan amount or partial withdrawals/surrenders or charges for supplemental and/or rider benefits.

The illustrations are based on our _________ rating class. Upon request, you will be furnished with a comparable illustration based on the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following tables. Because the Death Benefit values vary depending on the Death Benefit Option in effect, benefit options are illustrated separately.

The illustrations show Accumulated Values that would result based upon the hypothetical investment rates of return if Premiums are paid as indicated and all Net Premiums are allocated to Separate Account Funds.

                          ILLUSTRATION OF POLICY VALUES
                             PAN-AMERICAN ASSURANCE

Male/Female Issue Age: ____
Preferred Non-Tobacco
Initial Specified Amount: __________
Death Benefit Option: _________
Planned Premium: __________


                                                                        Values Projected at 10.00%
                                                                 Net                                           Net
                                            ----------------------------------------------          --------------------------


                                                          -----------------                               --------------
                                                          at Current Charges                            at Maximum Charges
                                            ----------------------------------------------          --------------------------

                                Yearly            Accum        Cash Surrender     Death             Cash Surrender    Death
    Age       End of Year       Premium           Value            Value         Benefit                Value        Benefit









* In the absence of additional premium, the Policy would lapse. (1) Assumes that no Policy loans have been made and no withdrawals have been made. (2) Assumes that the Planned Premium is paid at the beginning of each year. Values would be different if premiums are paid with a different frequency or in different amounts.

The hypothetical investment rates shown above and elsewhere in this Prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The Death Benefit and Cash Surrender Value for a Policy would be different from those shown if the actual rates of return averaged 0%, ___ or ___ over a period of years but also fluctuated above or below those averages for individuals Policy Years. No representation can be made by us or the Separate Account Funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

APPENDIX B
EXAMPLES OF CALCULATION OF SURRENDER CHARGE

                                       Charges for $3,000 Partial Surrender

Consider a Policy with $200,000 Specified Amount, with $10,000 in Accumulated Value, with a $6,000 Surrender Charge, and with no previous Partial Surrenders. If this Owner were to take a $3,000 Partial Surrender, the values would be as follows:


                        Before Surrender After Surrender
---------------------------------------  -------------------------- ------------


Specified Amount                         $200,000                   $195,500
Accumulated Value                        $10,000                    $5,500
Surrender Charge                         $6,000 (a)                 $4,500
Sum of all Previous Partial
Surrenders                               $0                         $3,000
Partial Surrender Amount                 $3,000                     N/A
Sum of the Partial Surrender Amount
and all Previous Partial Surrenders
                                         $3,000 (b)                 $3,000
Exclusion Percentage                     50%                        50%
Cash Surrender Value                     $4,000 (d)                 $1,000
Exclusion Percentage multiplied by
the Cash Surrender Value                 $2,000 (c)                 $500
Charge Assessed on Surrender             $1,500 (see below)         N/A
---------------------------------------  -------------------------- ------------
The Charge Assessed on Surrender is calculated, in symbols, as (a) x [(b) - (c)] / (d) = $6,000 x [$3,000 - $2,000] / $4,000 = $1,500. The charge will always be at lease $25 but will never otherwise exceed the full Surrender Charge. The Specified Amount is reduced by the sum of the $3,000 Partial Surrender Amount and the $1,500 Charge Assessed on Surrender. The new Specified Amount is $200,000 - ($3,000 + $1,500) = $195,500.

The Accumulated Value is also reduced by the sum of the $3,000 Partial Surrender Amount and the $1,500 Charge Assessed on Surrender. The new Accumulated Value is $10,000 - ($3,000 + $1,500) = $5,500. The Surrender Charge is reduced by the $1,500 Charge Assessed on Surrender, $6,000 - $1,500 = $4,500. All future Surrender Charges are the Surrender Charges shown on the schedule page, reduced by the $1,500 assessed, but never less than zero. The Cash Surrender Value is always calculated as the Accumulated Value less the Surrender Charge. After the surrender, this would be $5,500 - $4,500 = $1,000.

Charges for $50,000 Decrease in Specified Amount Consider a Policy with $200,000 Specified Amount, with $10,000 in Accumulated Value, and with a $6,000 Surrender Charge. If this Owner were to decrease his Specified Amount by $50,000, the values would be as follows:

                         Before Decrease After Decrease
--------------------------------  -------------------------- -------------------
Specified Amount                  $200,000                   $150,000
Accumulated Value                 $10,000                    $8,500
Surrender Charge                  $6,000                     $4,500
Cash Surrender Value              $4,000                     $4,000
Charge Assessed on Decrease       $1,500 (see below)         N/A
--------------------------------  -------------------------- -------------------



The Surrender Charge assessed on a decrease in Specified Amount made within five years of the insurance segment is the pro-rata portion of surrender penalties in effect at the time of the decrease. For this $50,000 decrease on a $200,000 Specified Amount, we will assess a surrender charge of $50,000 (decrease amount) / $200,000 (Specified Amount) * $6,000 (Surrender Charge) = $1,500. The Specified Amount after the decrease is the Specified Amount before the decrease ($200,000) reduced by the amount of the decrease ($50,000) = $150,000. The Accumulated Value after the decrease is the $10,000 Accumulated Value before the decrease reduced by the $1,500 charge assessed = $10,000 - $1,500 = $8,500. The Surrender Charge after the decrease is the $6,000 Surrender Charge before the decrease reduced, pro-rata, by the 25% amount of the decrease = $6,000 - 25% * $6,000 = $4,500. All future Surrender Charges are reduced by the same 25%. The Cash Surrender Value is always calculated as the Accumulated Value less the Surrender Charge. After the decrease, this would be $8,500 - $4,500 = $4,000. As the charge reduces both the accumulated value and surrender charge in equal amounts, the Cash Surrender Value is designed not to change after a decrease in the Specified Amount.

                                     PART II
                           UNDERTAKING TO FILE REPORTS

a. Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority confined in that section.

b. Pursuant to Investment Company Act Section 26(e), Pan-American Assurance Company ("Company") hereby represents that the fees and charges deducted under the Policy described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                 INDEMNIFICATION

Company shall indemnify and hold harmless any director, officer, and employee now or hereafter serving the Company who was or is a party or is threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, including any action by or in the right of the Company, by reason of fact that he is or was a director, officer, employee, trustee, or is or was serving at the request of the Company as a director, officer, employee, trustee, or agent of another business, foreign or nonprofit corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, from and against all liability and expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, to the full extent permitted by applicable law. Such indemnification may, in the discretion of such action, suit, or proceeding, subject to the provisions of any applicable statute.
                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement comprises the following papers and documents:

     The facing sheet.

     The Prospectus consisting of 48 pages.

     Undertakings to file reports.

     The signatures.

     The following exhibits.

A. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2.

1. Resolution of the Board of Directors of Pan-American Assurance Company (the "Company") establishing Pan-American Variable Life Separate Account.

2.   Not applicable.

3.(a) Not applicable.

(b)  Form  of  Underwriting/Distribution   Agreement  between  the  Company  and
     Pan-American Financial Services, Inc.(to be filed by amendment).

(c)  Schedule of Sales Commissions (to be filed by amendment).

4.   Not applicable.

5.(a) Flexible Premium Adjustable Variable Life Insurance Policy.

(b) Form of Terminal Illness Accelerated Benefit Rider.

(c) Form of Additional Insured Rider.

(d) Form of Disability Benefit Payment Rider.

(e) Form of Guaranteed Insurability Rider.

(f) Form of Dependent Children Insurance Rider.

6.(a)   Articles of Incorporation of the Company.

  (b)   By-laws of the Company.

7.   Not applicable.

8.(a)   Form of participation agreements (to be filed by amendment).

9.   Not applicable.

10.  Form of Policy Application (to be filed by amendment).

11.  Not applicable.

B.   Not applicable.

C.   Not applicable.

2.   Opinion and Consent of Counsel (to be filed by Amendment).

3.   Not applicable.

4.   Not applicable.

5.   Not Applicable.

6.   Consent of Actuary (to be filed by Amendment).

7.   Consent of Independent Auditors (to be filed by Amendment).

                                   SIGNATURES

As required by the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the in the City of New Orleans, State of Louisiana, on this 6th day of February, 2001.

                                   PAN-AMERICAN ASSURANCE COMPANY VARIABLE LIFE
                                   SEPARATE ACCOUNT
                                  (Registrant)


                                     By:/s/ Jan S. Jobe
                                        -----------------------------

                                     PAN-AMERICAN ASSURANCE COMPANY

Attest: /s/    William T. Steen
       --------------------------

Title:  Senior Vice President
        General Counsel and Corporate Secretary
      ------------------------------------------



     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



Signature                        Title                                   Date
---------                        -----                                   ----


/S/GEORGE FRANK PURVIS, JR         Senior Vice-President                2/5/01

--------------------------------                                       ---------
George Frank Purvis, Jr.


/S/JAN SHERIDAN JOBE               President, Chief Executive Officer   2/6/01

------------------------------                                         ---------
Jan Sheridan Jobe

/S/LUIS ISIDRO INGLES, JR.         Vice-President, Investments
                                  and Treasurer                         2/4/01
------------------------------                                         ---------
Luis Isidro Ingles, Jr.

/S/PEGGY BOUDREAUX SCOTT           Vice-President,
                                   Chief Financial Officer             2/4/01
---------------------                                                 ----------
Peggy Boudreaux Scott


/S/WILLIAM THIEL STEEN             Vice-President,
                                   General Counsel and                  2/6/01
-----------------------            Corporate Secretary                ----------
William Thiel Steen


/S/ EDWARD JAMES RAY III            Vice-President,
                                    Operations and Chief Actuary        2/6/01
-----------------------                                               ----------
Edward James Ray III

/S/ANDREW MARK ERMAN               Vice-President
                                   and Actuary                          2/1/01
-----------------------                                               ----------
Andrew Mark Erman




                                INDEX TO EXHIBITS

EX-99.A.1.   Resolution of the Board of Directors of Pan-American Assurance
Company establishing Pan-American Variable Life Separate Account
EX-99.A.5.a. Flexible Premium Adjustable Variable Life Insurance Policy EX-99.A.5.b. Form of Terminal Illness Accelerated Benefit Rider
EX-99.A.5.c. Form of Additional Insured Rider
EX-99.A.5.d  Form of Disability Benefit Payment Rider
EX-99.A.5.e. Form of Guaranteed Insurability Rider
EX-99.A.5.f. Form of Dependent Children Insurance Rider
EX-99.A.6.a  Articles of Incorporation of the Company
EX-99.A.6.b  By-laws of the Company